Pricing Supplement dated July 29, 2020 (To Prospectus dated August 1, 2019, the Prospectus Supplement dated August 1, 2019 and the Prospectus Addendum dated May 11, 2020)	Filed Pursuant to Rule 424(b)(2) Registration No. 333-232144

US$5,000,000

FLOORED FLOATING RATE NOTES LINKED TO 3-MONTH USD LIBOR DUE JULY 31, 2026

Principal Amount:	US$5,000,000	Issuer:	Barclays Bank PLC
Issue Price:	100%	Series:	Global Medium-Term Notes, Series A
Payment at Maturity:

If you hold the Notes to maturity, you will receive 100% of your principal, subject to the creditworthiness of Barclays Bank PLC and the exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority.

Any payment on the Notes is not guaranteed by any third party and is subject to both the creditworthiness of the Issuer and to the exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority. If Barclays Bank PLC were to default on its payment obligations or become subject to the exercise of any U.K. Bail-in Power (or any other resolution measure) by the relevant U.K. resolution authority, you might not receive any amounts owed to you under the Notes. See “Consent to U.K. Bail-in Power” and “Selected Risk Factors” in this pricing supplement and “Risk Factors” in the accompanying prospectus supplement for more information.

Original Trade Date:	July 29, 2020	Maturity Date:	July 31, 2026
Original Issue Date:	July 31, 2020	Denominations:	Minimum denominations of US$1,000 and integral multiples of US$1,000 thereafter.
Reference Rate:	3-month USD LIBOR, determined as set forth under as set forth under “Supplemental Terms of the Notes” in this pricing supplement
Minimum Interest Rate:	0.75% per annum	Spread:	1.06% per annum
Interest Rate:	For each Interest Period, the interest rate per annum will equal the greater of (a) the sum of the Reference Rate and the Spread and (b) the Minimum Interest Rate.
Interest Payment Amount:

For each Interest Period, the interest payment amount per $1,000 principal amount Note will be calculated as follows:

$1,000 × Interest Rate × (days in Interest Period/360)

where the number of days in the Interest Period will be based on a 30/360 Day Count Convention.

Consent to U.K. Bail-in Power

Notwithstanding any other agreements, arrangements or understandings between Barclays Bank PLC and any holder or beneficial owner of the Notes, by acquiring the Notes, each holder and beneficial owner of the Notes acknowledges, accepts, agrees to be bound by, and consents to the exercise of, any U.K. Bail-in Power by the relevant U.K. resolution authority. See “Consent to U.K. Bail-in Power” on page PS-6 of this pricing supplement.

Interest Payment Dates:

Payable quarterly in arrears on the last calendar day of each January, April, July and October, commencing on October 31, 2020 and ending on the Maturity Date. For the avoidance of doubt, the Interest Payment Date for the final quarter will be the Maturity Date.

Interest Period:

The initial Interest Period will begin on, and include, the Original Issue Date and end on, but exclude, the first Interest Payment Date. Each subsequent Interest Period will begin on, and include, the Interest Payment Date for the immediately preceding Interest Period and end on, but exclude, the next following Interest Payment Date. The final Interest Period will end on, but exclude, the Maturity Date.

 [Terms of Note continue on the following page]

	Price to Public	Agent’s Commission (1)	Proceeds to Barclays Bank PLC
Per Note	100%	0.60%	99.40%
Total	$5,000,000	$30,000	$4,970,000

(1) Barclays Capital Inc. will receive commissions from the Issuer of up to $6.00 per $1,000 principal amount and may retain all or a portion of these commissions or use all or a portion of these commissions to pay variable selling concessions or fees to other dealers.

Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page S-7 of the prospectus supplement and “Selected Risk Factors” beginning on page PS–7 of this pricing supplement.

We may use this pricing supplement in the initial sale of Notes. In addition, Barclays Capital Inc. or another of our affiliates may use this pricing supplement in market resale transactions in any Notes after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, this pricing supplement is being used in a market resale transaction.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The Notes constitute our direct, unconditional, unsecured and unsubordinated obligations and are not deposit liabilities of either Barclays PLC or Barclays Bank PLC and are not covered by the U.K. Financial Services Compensation Scheme or insured or guaranteed by the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

Interest Reset Dates:	For any Interest Period commencing on or after the Original Issue Date, the first day of such period.
Interest Determination Dates:	Two London Business Days prior to the relevant Interest Reset Date.
Business Day Convention/Day Count Fraction:	Following, unadjusted; 30/360
Business Day:

A Monday, Tuesday, Wednesday, Thursday or Friday that is neither a day on which banking institutions in New York City generally are authorized or obligated by law, regulation, or executive order to be closed.

Settlement:	DTC; Book-entry; Transferable.
Listing:	The Notes will not be listed on any U.S. securities exchange or quotation system.
Agent:	Barclays Capital Inc.
CUSIP/ISIN:	06747QBN6 / US06747QBN60

You should read this pricing supplement together with the prospectus dated August 1, 2019, as supplemented by the documents listed below relating to our Global Medium-Term Notes, Series A, of which these Notes are a part. This pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth under “Risk Factors” in the prospectus supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•                  Prospectus dated August 1, 2019:

http://www.sec.gov/Archives/edgar/data/312070/000119312519210880/d756086d424b3.htm

•                  Prospectus Supplement dated August 1, 2019:

http://www.sec.gov/Archives/edgar/data/312070/000095010319010190/dp110493_424b2-prosupp.htm

•                  Prospectus Addendum dated May 11, 2020:

https://www.sec.gov/Archives/edgar/data/312070/000110465920059376/a20-19169_1424b3.htm

Our SEC file number is 1-10257. As used in this term sheet, the “Company,” “we,” “us,” or “our” refers to Barclays Bank PLC.

SUPPLEMENTAL TERMS OF THE NOTES

“3-Month USD LIBOR” or “LIBOR” means the rate displayed on the Designated Screen Page with a designated maturity of three months commencing on the interest reset date.

Notwithstanding anything to the contrary in the accompanying prospectus supplement, the Calculation Agent will determine 3-Month USD LIBOR for each Interest Determination Date as follows; provided that the Calculation Agent has determined that a Benchmark Transition Event and its related Benchmark Replacement Date have not occurred prior to the Reference Time in respect of any determination of the Benchmark on any date:

o                As of the Interest Determination Date, LIBOR will be the arithmetic mean of the offered rates for three-month deposits in U.S. dollars, commencing on that Interest Determination Date, that appear on the Designated Screen Page, as defined below, as of 11:00 a.m., London time, on that Interest Determination Date, if at least two offered rates appear on the Designated Screen Page; except that if the Designated Screen Page, by its terms provides only for a single rate, that single rate will be used.

o                If (i) fewer than two offered rates appear on the Designated Screen Page and the Designated Screen Page does not by its terms provide only for a single rate or (ii) no rate appears on the Designated Screen Page and the Designated Screen Page by its terms provides only for a single rate, then the Calculation Agent will request the principal London offices of each of four major reference banks in the London interbank market, as selected by the Calculation Agent after consultation with us, to provide the Calculation Agent with its offered quotation for the rate of interest on three-month deposits in U.S. dollars commencing on that Interest Determination Date to prime banks in the London interbank market at approximately 11:00 a.m., London time, on that Interest Determination Date and in a principal amount that is representative of a single transaction in U.S. dollars in that market at that time.

o                If at least two quotations are provided, LIBOR determined on that Interest Determination Date will be the arithmetic mean of those quotations. If fewer than two quotations are provided, LIBOR will be determined for the applicable interest reset date as the arithmetic mean of the rates quoted at approximately 11:00 a.m., New York time, in New York City on that interest reset date, by three major banks in New York City selected by the Calculation Agent, after consultation with us, for three-month loans in U.S. dollars to leading European banks in a principal amount that is representative of a single transaction in U.S. dollars in that market at that time.

o                If fewer than three major banks in New York City selected by the Calculation Agent provide quotes as set forth above, then the Calculation Agent, after consulting such sources as it deems comparable to the Designated Screen Page, or any such source it deems reasonable from which to estimate the LIBOR, will determine LIBOR for that Interest Determination Date in its sole discretion.

“Designated Screen Page” means Reuters page “LIBOR01,” or any other page displayed by Reuters, Bloomberg or any other service as may replace that page for the purpose of displaying the London interbank rates of major banks for U.S. dollars published by the administrator of 3-Month USD LIBOR.

Notwithstanding anything to the contrary in the accompanying prospectus supplement or outlined immediately above, if the Calculation Agent determines that a Benchmark Transition Event and its related Benchmark Replacement Date have occurred prior to the Reference Time in respect of any determination of the Benchmark on any date, the Benchmark Replacement will replace the then-current Benchmark for all purposes relating to the Notes in respect of such determination on such date and all determinations on all subsequent dates.

In connection with the implementation of a Benchmark Replacement, we or the Calculation Agent will have the right to make Benchmark Replacement Conforming Changes from time to time.

Any determination, decision or election that may be made by us or by the Calculation Agent pursuant to the benchmark transition provisions described herein, including any determination with respect to a tenor, rate or adjustment or of the occurrence or non-occurrence of an event, circumstance or date and any decision to take or refrain from taking any action or any selection:

•                  will be conclusive and binding absent manifest error;

•                  will be made in our or the Calculation Agent’s sole discretion; and

•                  shall become effective without consent from the holders of the Notes or any other party.

For the purposes of this section:

“Benchmark” means, initially, LIBOR; provided that if a Benchmark Transition Event and its related Benchmark Replacement Date have occurred with respect to LIBOR or the then-current Benchmark, then “Benchmark” means the applicable Benchmark Replacement.

“Benchmark Replacement” means the Interpolated Benchmark with respect to the then-current Benchmark, plus the Benchmark Replacement Adjustment for such Benchmark; provided that if the Calculation Agent cannot determine the Interpolated Benchmark as of the Benchmark Replacement Date, then “Benchmark Replacement” means the first alternative set forth in the order below that can be determined by the Calculation Agent as of the Benchmark Replacement Date:

(1)         the sum of: (a) Term SOFR and (b) the Benchmark Replacement Adjustment;

(2)         the sum of: (a) Compounded SOFR and (b) the Benchmark Replacement Adjustment;

(3)         the sum of: (a) the alternate rate of interest that has been selected or recommended by the Relevant Governmental Body as the replacement for the then-current Benchmark for the applicable Corresponding Tenor and (b) the Benchmark Replacement Adjustment;

(4)         the sum of: (a) the ISDA Fallback Rate and (b) the Benchmark Replacement Adjustment;

(5)         the sum of: (a) the alternate rate of interest that has been selected by us as the replacement for the then-current Benchmark for the applicable Corresponding Tenor giving due consideration to any industry-accepted rate of interest as a replacement for the then-current Benchmark for U.S. dollar-denominated floating rate notes at such time and (b) the Benchmark Replacement Adjustment.

“Benchmark Replacement Adjustment” means the first alternative set forth in the order below that can be determined by the Calculation Agent as of the Benchmark Replacement Date:

(1)               the spread adjustment (which may be a positive or negative value or zero), or method for calculating or determining such spread adjustment, that has been selected or recommended by the Relevant Governmental Body for the applicable Unadjusted Benchmark Replacement;

(2)               if the applicable Unadjusted Benchmark Replacement is equivalent to the ISDA Fallback Rate, then the ISDA Fallback Adjustment;

(3)               the spread adjustment (which may be a positive or negative value or zero) that has been selected by us giving due consideration to any industry-accepted spread adjustment, or method for calculating or determining such spread adjustment, for the replacement of the then-current Benchmark with the applicable Unadjusted Benchmark Replacement for U.S. dollar-denominated floating rate notes at such time.

“Benchmark Replacement Conforming Changes” means, with respect to any Benchmark Replacement, any technical, administrative or operational changes (including changes to the definition of “Interest Determination Date,” timing and frequency of determining rates and making payments of interest, rounding of amounts or tenors, and other administrative matters) that we decide may be appropriate to reflect the adoption of such Benchmark Replacement in a manner substantially consistent with market practice (or, if we decide that adoption of any portion of such market practice is not administratively feasible or if we determine that no market practice for use of the Benchmark Replacement exists, in such other manner as we determine is reasonably necessary).

“Benchmark Replacement Date” means the earliest to occur of the following events with respect to the then-current Benchmark:

(1)               in the case of clause (1) or (2) of the definition of “Benchmark Transition Event,” the later of (a) the date of the public statement or publication of information referenced therein and (b) the date on which the administrator of the Benchmark permanently or indefinitely ceases to provide the Benchmark; or

(2)               in the case of clause (3) of the definition of “Benchmark Transition Event,” the date of the public statement or publication of information referenced therein.

For the avoidance of doubt, if the event giving rise to the Benchmark Replacement Date occurs on the same day as, but earlier than, the Reference Time in respect of any determination, the Benchmark Replacement Date will be deemed to have occurred prior to the Reference Time for such determination.

“Benchmark Transition Event” means the occurrence of one or more of the following events with respect to the then-current Benchmark:

(1)               a public statement or publication of information by or on behalf of the administrator of the Benchmark announcing that such administrator has ceased or will cease to provide the Benchmark, permanently or indefinitely, provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide the Benchmark;

(2)               a public statement or publication of information by the regulatory supervisor for the administrator of the Benchmark, the central bank for the currency of the Benchmark, an insolvency official with jurisdiction over the administrator for the Benchmark, a resolution authority with jurisdiction over the administrator for the Benchmark or a court or an entity with similar insolvency or resolution authority over the administrator for the Benchmark, which states that the administrator of the Benchmark has ceased or will cease to provide the Benchmark permanently or indefinitely, provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide the Benchmark; or

(3)               a public statement or publication of information by the regulatory supervisor for the administrator of the Benchmark announcing that the Benchmark is no longer representative.

“Compounded SOFR” means the compounded average of SOFRs for the applicable Corresponding Tenor, with the rate, or methodology for this rate, and conventions for this rate being established by us in accordance with:

(1)                     the rate, or methodology for this rate, and conventions for this rate selected or recommended by the Relevant Governmental Body for determining compounded SOFR; provided that:

(2)                     if, and to the extent that, we determine that Compounded SOFR cannot be determined in accordance with clause (1) above, then the rate, or methodology for this rate, and conventions for this rate that have been selected by us giving due consideration to any industry-accepted market practice for U.S. dollar-denominated floating rate notes at such time.

“Corresponding Tenor” with respect to a Benchmark Replacement means a tenor (including overnight) having approximately the same length (disregarding business day adjustment) as the applicable tenor for the then-current Benchmark.

“Federal Reserve Bank of New York’s Website” means the website of the Federal Reserve Bank of New York (the “FRBNY”) at http://www.newyorkfed.org, or any successor source. Information contained in the Federal Reserve Bank of New York’s Website is not incorporated by reference in, and should not be considered part of, this product supplement.

“Interpolated Benchmark” with respect to the Benchmark means the rate determined for the Corresponding Tenor by interpolating on a linear basis between: (1) the Benchmark for the longest period (for which the Benchmark is available) that is shorter than the Corresponding Tenor and (2) the Benchmark for the shortest period (for which the Benchmark is available) that is longer than the Corresponding Tenor.

“ISDA Definitions” means the 2006 ISDA Definitions published by the International Swaps and Derivatives Association, Inc. or any successor thereto, as amended or supplemented from time to time, or any successor definitional booklet for interest rate derivatives published from time to time.

“ISDA Fallback Adjustment” means the spread adjustment (which may be a positive or negative value or zero) that would apply for derivatives transactions referencing the ISDA Definitions to be determined upon the occurrence of an index cessation event with respect to the Benchmark for the applicable tenor.

“ISDA Fallback Rate” means the rate that would apply for derivatives transactions referencing the ISDA Definitions to be effective upon the occurrence of an index cessation date with respect to the Benchmark for the applicable tenor excluding the applicable ISDA Fallback Adjustment.

“Reference Time” with respect to any determination of the Benchmark means (1) if the Benchmark is LIBOR, 11:00 a.m. (London time) on the relevant day, and (2) if the Benchmark is not LIBOR, the time determined by the Calculation Agent in accordance with the Benchmark Replacement Conforming Changes.

“Relevant Governmental Body” means the Federal Reserve Board and/or the Federal Reserve Bank of New York, or a committee officially endorsed or convened by the Federal Reserve Board and/or the Federal Reserve Bank of New York or any successor thereto.

“SOFR” with respect to any day means the secured overnight financing rate published for such day by the Federal Reserve Bank of New York, as the administrator of the benchmark, (or a successor administrator) on the Federal Reserve Bank of New York’s Website.

“Term SOFR” means the forward-looking term rate for the applicable Corresponding Tenor based on SOFR that has been selected or recommended by the Relevant Governmental Body.

“Unadjusted Benchmark Replacement” means the Benchmark Replacement excluding the Benchmark Replacement Adjustment.

CONSENT TO U.K. BAIL-IN POWER

Notwithstanding any other agreements, arrangements or understandings between us and any holder or beneficial owner of the Notes, by acquiring the Notes, each holder and beneficial owner of the Notes acknowledges, accepts, agrees to be bound by, and consents to the exercise of, any U.K. Bail-in Power by the relevant U.K. resolution authority.

Under the U.K. Banking Act 2009, as amended, the relevant U.K. resolution authority may exercise a U.K. Bail-in Power in circumstances in which the relevant U.K. resolution authority is satisfied that the resolution conditions are met. These conditions include that a U.K. bank or investment firm is failing or is likely to fail to satisfy the Financial Services and Markets Act 2000 (the “FSMA”) threshold conditions for authorization to carry on certain regulated activities (within the meaning of section 55B FSMA) or, in the case of a U.K. banking group company that is a European Economic Area (“EEA”) or third country institution or investment firm, that the relevant EEA or third country relevant authority is satisfied that the resolution conditions are met in the respect of that entity.

The U.K. Bail-in Power includes any write-down, conversion, transfer, modification and/or suspension power, which allows for (i) the reduction or cancellation of all, or a portion, of the principal amount of, interest on, or any other amounts payable on, the Notes; (ii) the conversion of all, or a portion, of the principal amount of, interest on, or any other amounts payable on, the Notes into shares or other securities or other obligations of Barclays Bank PLC or another person (and the issue to, or conferral on, the holder or beneficial owner of the Notes such shares, securities or obligations); and/or (iii) the amendment or alteration of the maturity of the Notes, or amendment of the amount of interest or any other amounts due on the Notes, or the dates on which interest or any other amounts become payable, including by suspending payment for a temporary period; which U.K. Bail-in Power may be exercised by means of a variation of the terms of the Notes solely to give effect to the exercise by the relevant U.K. resolution authority of such U.K. Bail-in Power. Each holder and beneficial owner of the Notes further acknowledges and agrees that the rights of the holders or beneficial owners of the Notes are subject to, and will be varied, if necessary, solely to give effect to, the exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority. For the avoidance of doubt, this consent and acknowledgment is not a waiver of any rights holders or beneficial owners of the Notes may have at law if and to the extent that any U.K. Bail-in Power is exercised by the relevant U.K. resolution authority in breach of laws applicable in England.

For more information, please see “Selected Risk Factors—You May Lose Some or All of Your Investment If Any U.K. Bail-in Power Is Exercised by the Relevant U.K. Resolution Authority” in this pricing supplement as well as “U.K. Bail-in Power,” “Risk Factors—Risks Relating to the Securities Generally—Regulatory action in the event a bank or investment firm in the Group is failing or likely to fail could materially adversely affect the value of the securities” and “Risk Factors—Risks Relating to the Securities Generally—Under the terms of the securities, you have agreed to be bound by the exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority” in the accompanying prospectus supplement.

SELECTED RISK FACTORS

An investment in the Notes involves significant risks. You should read the risks summarized below in connection with, and the risks summarized below are qualified by reference to, the risks described in more detail in the “Risk Factors” section beginning on page S-7 of the prospectus supplement. We urge you to consult your investment, legal, tax, accounting and other advisers and to invest in the Notes only after you and your advisors have carefully considered the suitability of an investment in the Notes in light of your particular circumstances.

•     Issuer Credit Risk—The Notes are unsecured debt obligations of the Issuer, Barclays Bank PLC, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the Notes, including any repayment of principal, depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due and is not guaranteed by any third party. As a result, the actual and perceived creditworthiness of Barclays Bank PLC may affect the market value of the Notes and, in the event Barclays Bank PLC were to default on its obligations, you might not receive any amount owed to you under the terms of the Notes.

•     You May Lose Some or All of Your Investment If Any U.K. Bail-in Power Is Exercised by the Relevant U.K. Resolution Authority—Notwithstanding any other agreements, arrangements or understandings between Barclays Bank PLC and any holder or beneficial owner of the Notes, by acquiring the Notes, each holder and beneficial owner of the Notes acknowledges, accepts, agrees to be bound by, and consents to the exercise of, any U.K. Bail-in Power by the relevant U.K. resolution authority as set forth under “Consent to U.K. Bail-in Power” in this pricing supplement. Accordingly, any U.K. Bail-in Power may be exercised in such a manner as to result in you and other holders and beneficial owners of the Notes losing all or a part of the value of your investment in the Notes or receiving a different security from the Notes, which may be worth significantly less than the Notes and which may have significantly fewer protections than those typically afforded to debt securities. Moreover, the relevant U.K. resolution authority may exercise the U.K. Bail-in Power without providing any advance notice to, or requiring the consent of, the holders or the beneficial owners of the Notes. The exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority with respect to the Notes will not be a default or an Event of Default (as each term is defined in the senior debt securities indenture) and the trustee will not be liable for any action that the trustee takes, or abstains from taking, in either case, in accordance with the exercise of the U.K. Bail-in Power by the relevant U.K. resolution authority with respect to the Notes. See “Consent to U.K. Bail-in Power” in this pricing supplement as well as “U.K. Bail-in Power,” “Risk Factors—Risks Relating to the Securities Generally—Regulatory action in the event a bank or investment firm in the Group is failing or likely to fail could materially adversely affect the value of the securities” and “Risk Factors—Risks Relating to the Securities Generally—Under the terms of the securities, you have agreed to be bound by the exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority” in the accompanying prospectus supplement.

•     Reference Rate / Interest Payment Risk—Because any interest payments on the Notes will be based on a floating rate of interest, you will be exposed to risks not associated with a conventional fixed-rate debt instrument. These risks include fluctuation of the applicable Reference Rate and the possibility that, for any given Interest Period, you may receive an amount of interest based on the Minimum Interest Rate for one or more prior Interest Periods. We have no control over a number of matters that may affect interest rates such as the Reference Rate, including economic, financial and political events that are important in determining the existence, magnitude and longevity of these risks and their results. In recent years, interest rates have been volatile, and volatility also could be characteristic of the future. It is possible that the Reference Rate could decline significantly, including to a rate equal to or less than zero. If the Reference Rate were to decline to a level such that the sum of the Reference Rate and the Spread did not result in a rate greater than the Minimum Interest Rate for any Interest Period, you would receive an interest payment based on the Minimum Interest Rate on the related Interest Payment Date. In addition, the floating Interest Rate for the Notes may be less than the floating rate payable on a similar Note or other instrument of the same maturity issued by us or an issuer with the same or a comparable credit rating.

•     Certain Built-In Costs Are Likely to Adversely Affect the Value of the Notes Prior to Maturity—While the payment at maturity described in this pricing supplement is based on the full principal amount of your Notes, the original issue price of the Notes includes the agent’s commission and the cost of hedging our obligations under the Notes through one or more of our affiliates. As a result, the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC may be willing to purchase Notes from you in secondary market transactions will likely be lower than the price you paid for your Notes, and any sale prior to the Maturity Date could result in a substantial loss to you.

•     Suitability of the Notes for Investment—You should reach a decision whether to invest in the Notes after carefully considering, with your advisors, the suitability of the Notes in light of your investment objectives and the specific information set out in this pricing supplement, the prospectus supplement and the prospectus. Neither the Issuer nor Barclays Capital Inc. makes any recommendation as to the suitability of the Notes for investment.

•     We and Our Affiliates May Engage in Various Activities or Make Determinations That Could Materially Affect Your Notes in Various Ways and Create Conflicts of Interest—We and our affiliates play a variety of roles in connection with the issuance of the Notes, as described below. In performing these roles, our and our affiliates’ economic interests are potentially adverse to your interests as an investor in the Notes.

In connection with our normal business activities and in connection with hedging our obligations under the Notes, we and our affiliates make markets in and trade various financial instruments or products for our accounts and for the account of our clients and otherwise provide investment banking and other financial services with respect to these financial instruments and products. These financial instruments and products may include securities, derivative instruments or assets that may relate to interest rates, including the Reference Rate. In any such market making, trading and hedging activity, and other services, we or our affiliates may take positions or take actions that are inconsistent with, or adverse to, the investment objectives of holders of the Notes. We and our affiliates have no obligation to take the needs of any buyer, seller or holder of the Notes into account in conducting these activities. Such market making, trading and hedging activity, investment banking and other financial services may negatively impact the value of the Notes.

In addition, the role played by Barclays Capital Inc., as the agent for the Notes, could present significant conflicts of interest with the role of Barclays Bank PLC, as Issuer of the Notes. For example, Barclays Capital Inc. or its representatives may derive compensation or financial benefit from the distribution of the Notes. Furthermore, we and our affiliates establish the offering price of the Notes for initial sale to the public, and the offering price is not based upon any independent verification or valuation.

In addition to the activities described above, we will also act as the Calculation Agent for the Notes. As Calculation Agent, we will determine any values of the Reference Rate and make any other determinations necessary to calculate any payments on the Notes. In making these determinations, we may be required to make certain discretionary judgments. In making these discretionary judgments, our economic interests are potentially adverse to your interests as an investor in the Notes, and any of these determinations may adversely affect any payments on the Notes.

•     Lack of Liquidity—The Notes will not be listed on any securities exchange. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to make a secondary market for the Notes but are not required to do so, and may discontinue any such secondary market making at any time, without notice. Barclays Capital Inc. may at any time hold unsold inventory, which may inhibit the development of a secondary market for the Notes. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

•     The Reference Rate and the Manner in Which It Is Calculated May Change in the Future—The Reference Rate and other interest rate, equity, foreign exchange rate and other types of indices which are deemed to be “benchmarks,” including those in widespread and long-standing use, have been the subject of recent international, national and other regulatory scrutiny and initiatives and proposals for reform. Some of these reforms are already effective while others are still to be implemented or are under consideration. There can be no assurance that the method by which the Reference Rate is calculated will continue in its current form. Any changes in the method of calculation could reduce the Reference Rate and thus have a negative impact on the payments on the Notes and on the value of the Notes in the secondary market.

•     Uncertainty About the Future of LIBOR May Adversely Affect the Notes—On July 27, 2017, the Chief Executive of the United Kingdom Financial Conduct Authority, which regulates LIBOR, announced that it intends to stop persuading or compelling banks to submit rates for the calculation of LIBOR to the administrator of LIBOR after 2021. Further, on July 12, 2018 the FCA announced that LIBOR may cease to be a regulated “benchmark.” The announcement indicates that the continuation of LIBOR on the current basis (or at all) cannot and will not be guaranteed after 2021. It is impossible to predict whether and to what extent banks will continue to provide LIBOR submissions to the administrator of LIBOR or whether any additional reforms to LIBOR may be enacted in the United Kingdom, the United States or elsewhere. Uncertainty as to potential changes or other reforms to LIBOR may adversely affect LIBOR rates during the term of the Notes, your return on the Notes and the trading market for LIBOR-based securities.

•     LIBOR May Be Replaced by a Successor or Substitute Rate If It Is Discontinued or Ceased to Be Published—If the Calculation Agent determines that a Benchmark Transition Event and its related Benchmark Replacement Date have occurred with respect to LIBOR, and if the Calculation Agent cannot determine LIBOR by means of interpolating from other tenors of USD LIBOR, then interest on the Notes will no longer be determined by reference to LIBOR, but instead will be determined by reference to a different base rate, which will be a different benchmark than LIBOR, plus a spread adjustment, which we refer to as a “Benchmark Replacement,” as further described under “Supplemental Terms of the Notes” in this pricing supplement. The selection of a Benchmark Replacement, and any decisions, determinations or elections made by us or the Calculation Agent in connection with implementing a Benchmark Replacement with respect to the Notes in accordance with the benchmark transition provisions could result in adverse consequences to the Reference Rate on the applicable Interest Determination Date, which could adversely affect the return on and the market value of the Notes. Further, there is no assurance that the characteristics of any Benchmark Replacement will be similar to LIBOR, or that any Benchmark Replacement will produce the economic equivalent of LIBOR.

•     Uncertainty as to Some of the Potential Benchmark Replacements and any Benchmark Replacement Conforming Changes the Issuer Makes May Adversely Affect the Return on and the Market Value of the Notes—The Benchmark Replacements specified in the benchmark transition provisions include Term SOFR, a forward-looking term rate which will be based on SOFR. Term SOFR is currently being developed under the sponsorship of FRBNY, and there is no assurance that the development of Term SOFR will be completed. If a Benchmark Transition Event and its related Benchmark Replacement Date occur with respect to LIBOR, and if the Calculation Agent cannot determine LIBOR by means of interpolating from other tenors of USD LIBOR, and, at that time, a form of Term SOFR has not been selected or recommended by the Relevant Governmental Body, then the next-available Benchmark Replacement under the benchmark transition provisions will be used to determine the amount of interest payable on the Notes during the applicable Interest Period and all subsequent Interest Periods.

Under the benchmark transition provisions, if a particular Benchmark Replacement or Benchmark Replacement Adjustment cannot be determined, then the next-available Benchmark Replacement or Benchmark Replacement Adjustment will apply. These replacement rates and adjustments may be selected or formulated by (i) the Relevant Governmental Body (such as the Alternative Reference Rates Committee of FRBNY), (ii) ISDA or (iii) in certain circumstances, the Issuer. In addition, the benchmark transition provisions expressly authorize the Issuer to make Benchmark Replacement Conforming Changes with respect to, among other things, the determination of “Interest Determination Date,” and the timing and frequency of determining rates and making payments of interest. The application of a Benchmark Replacement and Benchmark Replacement Adjustment, and any implementation of Benchmark Replacement Conforming Changes, could result in adverse consequences to the amount of interest payable on the Notes during the applicable Interest Period, which could adversely affect the return on and the market value of the Notes.

In addition, any failure of the Benchmark Replacement to gain market acceptance could adversely affect the Notes. The Benchmark Replacement may have a very limited history and the future performance of the Benchmark Replacement cannot be predicted based on historical performance. The secondary trading market for securities linked to the Benchmark Replacement may be limited and the administrator of the Benchmark Replacement may make changes that could change the value of the Benchmark Replacement or discontinue the Benchmark Replacement and has no obligation to consider your interests in doing so.

•     Historical Performance of the Reference Rate Should Not Be Taken as Any Indication of the Future Performance of the Reference Rate Over the Term of the Notes—The historical performance of the Reference Rate is not an indication of the future performance of the Reference Rate over the term of the Notes. Therefore, the performance of the Reference Rate over the term of the Notes may bear no relation or resemblance to the historical performance of the Reference Rate. In particular, you should consider that LIBOR may be replaced by a Benchmark Replacement as the Reference Rate during the term of the Notes. Any Benchmark Replacement may have a very limited history and the future performance of the Benchmark Replacement cannot be predicted based on historical performance. Further, there is no assurance that the characteristics of any Benchmark Replacement will be similar to LIBOR.

•     The Reference Rate Will Be Affected by a Number of Factors and May Be Volatile—Many factors may affect the Reference Rate including, but not limited to:

o                supply and demand among banks in London for U.S. dollar-denominated deposits with a term of approximately three months;

o                sentiment regarding underlying strength in the U.S. and global economies;

o                expectations regarding the level of price inflation;

o                sentiment regarding credit quality in the U.S. and global credit markets;

o                central bank policy regarding interest rates;

o                inflation and expectations concerning inflation;

o                performance of capital markets; and

o                any statements from public government officials regarding the cessation of the Reference Rate.

These and other factors may have a negative impact on the payments on the Notes and on the value of the Notes in the secondary market. Additionally, these factors may cause volatility of the Reference Rate, and volatility of the Reference Rate may adversely affect your return on the Notes.

•     Many Economic and Market Factors Will Impact the Value of the Notes—In addition to the Reference Rate, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

o                the expected volatility of the Reference Rate;

o                the time to maturity of the Notes;

o                interest and yield rates in the market generally;

o                a variety of economic, financial, political, regulatory or judicial events;

o                supply and demand for the Notes; and

o                our creditworthiness, including actual or anticipated downgrades in our credit ratings.

HYPOTHETICAL INTEREST RATE AND INTEREST PAYMENT CALCULATIONS

The examples below illustrate how the applicable Interest Rate is determined for any hypothetical Interest Period and the interest payment amounts you may receive on the Notes in a number of different hypothetical scenarios. These examples are only hypothetical and do not indicate the actual payments or return you will receive on the Notes. The examples below assume that the Notes are held until maturity and do not take into account the tax consequences of an investment in the Notes.

Interest Rate Calculation

Step 1: Determine the applicable Interest Rate for each Interest Period.

For each Interest Period, the effective per annum Interest Rate payable on the Notes on each Interest Payment Date will be a floating rate equal to the greater of (a) the sum of the Reference Rate and the Spread and (b) the Minimum Interest Rate. The per annum value for the Reference Rate is determined on the relevant Interest Reset Date by observing the Reference Rate on the Interest Determination Date relating to that Interest Reset Date. Once the Calculation Agent has determined the value of the Reference Rate, the Calculation Agent then will determine the per annum Interest Rate for that Interest Period by calculating the sum of the Reference Rate and the Spread, provided that if the sum of the Reference Rate and the Spread is less than the Minimum Interest Rate, the Interest Rate for that Interest Period will equal the Minimum Interest Rate.

For further information concerning the Interest Determination Dates for the Reference Rate, see “Interest Mechanics—How Floating Interest Rates Are Reset” in the accompanying prospectus supplement.

Step 2: Calculate the interest payment amount payable for each Interest Payment Date.

For each Interest Period, once the Calculation Agent has determined the applicable per annum Interest Rate, the Calculation Agent will calculate the interest payment amount per $1,000 principal amount Note as follows:

$1,000 × Interest Rate × (days in Interest Period/360)

where the number of days in the Interest Period will be based on a 30/360 Day Count Convention.

Example Interest Rate and Interest Payment Calculations

The following examples illustrate how the per annum Interest Rate and interest payment amounts would be calculated for any given Interest Payment Date. The hypothetical Reference Rate values have been chosen for illustrative purposes only and may not represent actual likely Reference Rate values that will be relevant for calculating any payments on the Notes. For historical Reference Rate values, please see the information set forth under the section titled “HISTORICAL INFORMATION” below. The examples below are based on the Minimum Interest Rate of 0.75% per annum and the Spread of 1.06%. We have assumed that the Notes have quarterly Interest Payment Dates, that interest payments will be calculated using a 30/360 day count basis (such that the applicable day count fraction for the quarterly interest payment for the Interest Period will be 90/360) and that the principal amount of the Notes is $1,000. These values and assumptions have been chosen arbitrarily for the purposes of the below examples, and should not be taken as indicative of the terms of any particular Notes or the future performance of the Reference Rate. The specific terms for each issuance of Notes will be determined on the Original Trade Date.

Example 1:       The Reference Rate is equal to 1.54%.

Because the sum of the Reference Rate of 1.54% and the Spread of 1.06% is greater than the Minimum Interest Rate, the Interest Rate would be equal to 2.60% per annum (the sum of the Reference Rate and the Spread).

The interest payment amount per $1,000 principal amount Note will be calculated as follows:

$1,000 × 2.60% × (90/360) = $6.50

Example 2:       The Reference Rate is equal to -0.06%.

Because the sum of the Reference Rate of -0.06% and the Spread of 1.06% is greater than the Minimum Interest Rate, the Interest Rate would be equal to 1.00% per annum (the sum of the Reference Rate and the Spread).

The interest payment amount per $1,000 principal amount Note will be calculated as follows:

$1,000 × 1.00% × (90/360) = $2.50

Example 3:       The Reference Rate is equal to -0.50%.

Because the sum of the Reference Rate of -0.50% and the Spread of 1.06% is less than the Minimum Interest Rate, the Interest Rate would be equal to 0.75% per annum (the Minimum Interest Rate).

The interest payment amount per $1,000 principal amount Note will be calculated as follows:

$1,000 × 0.75% × (90/360) = $1.875

HISTORICAL INFORMATION

The following graph sets forth the Reference Rate for the period from January 1, 2015 to July 28, 2020. The Reference Rate on July 28, 2020 was 0.26825%. We obtained the information in the graph below from Bloomberg Professional® service, without independent verification.

The historical performance of the Reference Rate should not be taken as an indication of its future performance. Future performance of the Reference Rate may differ significantly from historical performance, and no assurance can be given as to the Reference Rate during the term of the Notes, including on the Interest Determination Dates. You should consider that, on July 27, 2017, the Chief Executive of the United Kingdom Financial Conduct Authority, which regulates LIBOR, announced that it intends to stop persuading or compelling banks to submit rates for the calculation of LIBOR to the administrator of LIBOR after 2021. Upon a “Benchmark Transition Event”, as further described under “Supplemental Terms of the Notes” in this pricing supplement, the selection of a Benchmark Replacement (as defined under “Supplemental Terms of the Notes”), and any decisions, determinations or elections made by us or the Calculation Agent in connection with implementing a Benchmark Replacement with respect to the Notes in accordance with the benchmark transition provisions, could result in adverse consequences to the Reference Rate on the applicable Interest Determination Date, which could adversely affect the return on and the market value of the Notes. Further, there is no assurance that the characteristics of any Benchmark Replacement will be similar to LIBOR, or that any Benchmark Replacement will produce the economic equivalent of LIBOR.

HISTORICAL PERFORMANCE OF 3-MONTH USD LIBOR

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS

TAX CONSIDERATIONS

You should review carefully the sections in the accompanying prospectus supplement entitled “Material U.S. Federal Income Tax Consequences—Tax Consequences to U.S. Holders—Notes Treated as Indebtedness for U.S. Federal Income Tax Purposes” and, if you are a non-U.S. holder, “—Tax Consequences to Non-U.S. Holders.” The discussion below applies to you only if you are an initial purchaser of the Notes; if you are a secondary purchaser of the Notes, the tax consequences to you may be different. In the opinion of our special tax counsel, Davis Polk & Wardwell LLP, the Notes should be treated as debt instruments for U.S. federal income tax purposes. The remainder of this discussion assumes that this treatment is correct.

Assuming the treatment described above is correct, in the opinion of our special tax counsel, the Notes should be treated for U.S. federal income tax purposes as variable rate debt instruments, as described under “—Variable Rate Debt Instruments” in the accompanying prospectus supplement.

Assuming the above treatment is correct, interest paid on the Notes will generally be taxable to you as ordinary income at the time it accrues or is received, in accordance with your method of tax accounting. Upon a sale or exchange (including redemption at maturity), you will generally recognize taxable income or loss equal to the difference between the amount realized on the sale or exchange (not including any amount attributable to accrued but unpaid interest) and your tax basis in the Notes, which will generally equal the amount you paid to acquire the Notes. This gain or loss will generally be long-term capital gain or loss if you have held the Notes for more than one year. The deductibility of capital losses is subject to limitation.

The discussions above and in the accompanying prospectus supplement do not address the consequences to taxpayers subject to special tax accounting rules under Section 451(b).

Non-U.S. Holders. We do not believe that non-U.S. holders should be required to provide a Form W-8 in order to avoid 30% U.S. withholding tax with respect to the interest payments, although the Internal Revenue Service could challenge this position. However, non-U.S. holders should in any event expect to be required to provide appropriate Forms W-8 or other documentation in order to establish an exemption from backup withholding, as described under the heading “—Information Reporting and Backup Withholding” in the accompanying prospectus supplement. If any withholding is required, we will not be required to pay any additional amounts with respect to amounts withheld.

You should consult your tax advisor regarding the U.S. federal tax consequences of an investment in the Notes, as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

SUPPLEMENTAL PLAN OF DISTRIBUTION

We have agreed to sell to Barclays Capital Inc. (the “Agent”), and the Agent has agreed to purchase from us, the principal amount of the Notes, and at the price, specified on the cover of this pricing supplement. The Agent commits to take and pay for all of the Notes, if any are taken.

VALIDITY OF THE NOTES

In the opinion of Davis Polk & Wardwell LLP, as special United States products counsel to Barclays Bank PLC, when the Notes offered by this pricing supplement have been executed and issued by Barclays Bank PLC and authenticated by the trustee pursuant to the indenture, and delivered against payment as contemplated herein, such Notes will be valid and binding obligations of Barclays Bank PLC, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith) and possible judicial or regulatory actions giving effect to governmental actions or foreign laws affecting creditors’ rights, provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the laws of the State of New York. Insofar as this opinion involves matters governed by English law, Davis Polk & Wardwell LLP has relied, with Barclays Bank PLC’s permission, on the opinion of Davis Polk & Wardwell London LLP, dated as of June 14, 2019, filed as an exhibit to a report on Form 6-K by Barclays Bank PLC on June 14, 2019, and this opinion is subject to the same assumptions, qualifications and limitations as set forth in such opinion of Davis Polk & Wardwell London LLP. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and its authentication of the Notes and the validity, binding nature and enforceability of the indenture with respect to the trustee, all as stated in the letter of Davis Polk & Wardwell LLP, dated June 14, 2019, which has been filed as an exhibit to the report on Form 6-K referred to above.